UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Southern Concepts Restaurant Group, Inc.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class Securities)

101808103
(CUSIP NUMBER)

February 3, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stephen Joseph Cominsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,527,879

	6	SHARED VOTING POWER
19,058

	7	SOLE DISPOSITIVE POWER
1,527,879

	8	SHARED DISPOSITIVE POWER
19,058

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,937

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1

(a) Name of Issuer:	Southern Concepts Restaurant Group, Inc.
(b) Address of Issuer's Principal Executive Offices:	2 N. Cascade Ave., Suite 1400 Colorado Springs, CO 80903

Item 2

(a) Name of Person Filing:	Stephen Joseph Cominsky
(b) Address of Principal Business Office:	5935 Blue Sage Way Littleton, Colorado 80123
(c) Citizenship:	Mr. Cominsky is a citizen of the United States
(d) Title of Class of Securities:	Common Stock, no par value per share
(e) CUSIP Number:	101808103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned	1,546,937

(b) Percent of class:	2.30%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,527,879[2]

(ii) Shared power to vote or to direct the vote	19,058[3]

(iii) Sole power to dispose or to direct the disposition of	1,527,879

(iv) Shared power to dispose or to direct the disposition of	19,058

Item 5.                  Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By  the Parent Holding Company or Control Person.
Not Applicable
Item 8.                  Identification and Classification of Members of the Group.
Not Applicable
Item 9.                  Notice of Dissolution of Group.
Not Applicable
Item 10.             Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

_____________________________
1 Mr. Cominsky holds approximately 1.96% of the voting power.
2 Includes 1,527,879 shares of common stock held by Mr. Cominsky.
3 Includes 19,058 shares of common stock held by Mr. Cominsky’s wife.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2016

/s/ Stephen Joseph Cominsky
Stephen Joseph Cominsky

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